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July 19, 2005

H. Roger Schwall, Esq.

Assistant Director

Office of Natural Resources

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549-0405

United States of America

Re:                               Buhrmann US Inc.

                                                Registration Statement on Form F-4; Filing No. 333-123952

Dear Mr. Schwall:

We are writing on behalf of Buhrmann US Inc., a company organized under the laws of Delaware (the “Company”), and its parent entity, Buhrmann NV, a foreign private issuer organized under the laws of The Netherlands (the “Parent”), in response to your second response letter dated July 12, 2005 (the “Staff Comments” or the “Comment Letter”).

We are filing with the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) a revised registration statement on Form F-4 (the “Registration Statement”) and the related prospectus (the “Prospectus”) relating to the offering of $150,000,000 aggregate principal amount of 7 7/8  % Senior Subordinated Notes due 2015 (the “Exchange Notes”) of the Company, and the related guarantees thereof by the Parent and the other co-registrant guarantors listed in the Registration Statement.  The Registration Statement contains revisions in response to the Staff Comments.

At the outset, we would respectfully draw your attention to the following points:

•                       The Staff Comments are repeated below, and each comment is followed by a summary of the responsive actions taken (including any disclosure that has been added to the Registration Statement in response to the Staff Comments).

•                                  Concurrently with this filing we have separately provided the Staff with ten courtesy copies of the Registration Statement.  Three copies of the Registration Statement have been marked to show changes from the

The principal place of business of this partnership is the address set forth above where a list of partners' names may be inspected. This partnership is regulated by the Law Society.  Also listed above are the offices of partnerships affiliated with this partnership.

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amended registration statement on Form F-4 filed with the Commission on July 1, 2005.

A.            Form F-4

Financial Statements

1.              We have read your response to prior comment 3, in which you explain that you have utilized a nature of expenses approach in presenting activity in your Statements of Income, rather than a functional approach. However, we note that the line items of revenues, costs of sales and gross profit used in depicting a functionally based presentation in paragraph 82 of lAS 1, correspond rather closely to the net sales, purchase value trade of goods sold, and gross profit line items that you have used. Under the nature of expenses example in paragraph 80 of lAS 1, there is no differentiation of costs based on their relation to sales, as you have done in preparing your financial statements. As such, we are unable to concur with your characterization. Further, given the emphasis placed on measures of gross profit generally, we believe providing discussion and quantification of the differences between your Dutch GAAP-based measure of “Added value,” and the corresponding U.S. GAAP measure of gross profit, would be responsive to the guidance in Item 1 7(c)(2) and Instruction 2 to Item 5 of Form 20-F. This comment also applies to the Form 20-F for the fiscal year ended December 31, 2004.

                The co-registrants first respectfully note that in the Staff’s Comment Letter, references are made to IAS 1 as included in the 2003 edition of the International Financial Reporting Standards (“IFRS”). The references to IAS 1 in the co-registrants response herein are to the 2004 edition of IFRS.

First quarter 2005 earnings report based on IFRS

                In their first quarter 2005 earnings report based on IFRS, submitted to the Securities and Exchange Commission on Form 6-K on May 3, 2005, the co-registrants added a “gross profit” line in the Statement of Income. In this earnings report the nature of expense method has been utilized in presenting activities in the Statement of Income.

                The co-registrants understand that their measure of gross profit is fundamentally different from gross profit in a presentation using the function of expense method. In response thereto, and as per our telephone conversation with the Staff on July 18, 2005, the co-registrants have, in lieu of incorporating by reference the earnings released filed with the Securities and Exchange Commission on Form 6-K on Mary 3, 2005, revised the Registration Statement to include the first quarter financial data without reference to, or discussion of, “gross profit” and “EBITDA” under sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments,” “Summary Consolidated Financial and Other Data” and “Selected Consolidated Financial Data.”

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Financial Statements based on Dutch GAAP until 2004.

                In response to the Staff Comments, and as per our telephone conversation with the Staff on July 18, 2005, the co-registrants have revised the Registration Statement to include a discussion of the differences between added value (as used by the co-registrants under the Dutch GAAP presentation of their consolidated financial statements until December 31, 2004) and gross profit (as used in in a U.S. GAAP presentation). The explanatory note, appearing in the sections entitled “Summary Consolidated Financial and Other Data”, “Selected Consolidated Financial Data”, “Summary Unaudited Pro Forma Condensed Consolidated Financial Data”, “Presentation of Our Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations,” reads as follows:

“Added value as presented in the Company’s Dutch GAAP consolidated financial statements is arrived at by subtracting the total cost of trade goods sold from net sales. Total cost of trade goods sold consists of the purchase value of goods sold and certain other operating costs which mainly includes external expenses relating to delivery and temporary warehouse personnel. Added value as presented in the Company’s Dutch GAAP consolidated financial statements is based on the nature of expense method and is therefore fundamentally different from the measure of gross profit in a U.S. GAAP presentation, which is based on the function of expense method.  Gross profit is arrived at by subtracting  the purchase value of goods sold and all other costs incurred in making goods available for sale from net sales.”

                The co-registrants respectively submit that they are not able to quantify the difference between added value as previously used by them under Dutch GAAP and gross profit in a U.S. GAAP presentation without unreasonable effort and expense as their management reporting system is based on the presentation by nature of expense rather than by function of expense.

B.            Exhibits and Financial Statements Schedules, II-8

                Exhibit Nos. 5.3, 5.4, 5.5

2.              Please delete the limitations in the opinions that limit who may rely on the opinions. You may limit reliance as to the subject matter (i.e. legality) but should not include limitations as to who may rely upon the opinion.

In response to the Staff Comment, the co-registrants have revised the legal opinions set forth as Exhibit Nos. 5.3, 5.4 and 5.5 to delete the limitations in the opinions that limit who may rely on the opinions and have re-filed those opinions as exhibits to the Registration Statement.

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*****

Please address any additional comments to the undersigned via facsimile at (011) 44-207-374-4460.  If you have any questions regarding the foregoing, please do not hesitate to contact me at (011) 44-207-710-1014 or John Huber at (202) 637-2242.

Respectfully submitted,

Alexander F. Cohen

of LATHAM & WATKINS

cc:           Paul Dudek, Chief, Office of International Corporate Finance

                Mellissa Campbell Duru, Division of Corporation Finance

                Karl Hiller, Chief, Accounting Branch

                Jonathan Duersch, Accounting Branch